Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES SUBMISSION OF ESE STATEMENT

VANCOUVER, BC, Oct. 6, 2025 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce the submission of its Environmental and Socio-economic Effects Statement ("ESE Statement") for the proposed Casino Project ("Casino" or the "Project") to the Yukon Environmental and Socio-economic Assessment Board ("YESAB").

The submission is an important step in the Panel Review process under the Yukon Environmental and Socio-economic Assessment Act ("YESAA"), representing a significant positive step in the permitting process for Casino.

The ESE Statement details the assessment of potential Project-related and cumulative environmental and socio-economic effects for Valued Environmental and Socio-economic Components ("VESECs"). With the implementation of a comprehensive suite of environmental management measures, including mitigation measures, management and monitoring plans, and an adaptive management approach, Project-related residual effects and any cumulative residual effects were assessed to be not significant across all VESECs.

Shena Shaw, Vice President of Environmental & Community Affairs, commented:

"Our submission represents years of careful planning and collaboration and demonstrates that Casino can be advanced in an environmentally and socially responsible manner, with generational benefits for all Yukoners.

We remain steadfast in our commitment to ongoing collaboration with affected First Nations, local communities, and the broader public - an approach that has been foundational to reaching today's milestone."

Sandeep Singh, President & Chief Executive Officer, commented:

"Submission of the ESE Statement is a major achievement. I commend our team and our external consultants for their diligence in completing this extensive and critical body of work.

We enter this next phase of assessment with a tremendous amount of scientific research underpinning the Project, the highest environmental and socio-economic standards, and an unwavering commitment to responsible resource development in the Yukon. We commit to continuing that rigorous analysis and deepening our collaboration with all Yukoners as we advance through the regulatory process.

Casino is positioned to play a pivotal role in improving the legacy of mining in the Yukon, enabling benefits that can serve the territory for decades, and becoming a pillar of economic growth and prosperity in the North."

Next Steps

After a short review period, YESAB will publish the ESE Statement to its online registry. The next step will involve a sufficiency check by YESAB's Executive Committee to confirm that the ESE Statement meets the ESE Statement Guidelines, as well as other preparatory steps by YESAB to formally establish the Panel of the Board, which will conduct a comprehensive assessment of the Project.

Economic Impacts of the Casino Project

Western engaged MNP, a leading Canadian accounting and consulting firm, to conduct updated economic impact modeling that quantifies Casino's direct, indirect, and induced economic effects across Canada.

Study Highlights (at US$3.60/lb Cu and US$1,700/oz Au):

•	An Engine of Economic Growth: Over its proposed 27-year mine life, Casino is estimated to contribute over C$44 billion to Canada's GDP, including over C$37 billion in the Yukon - based on highly conservative long-term commodity prices.
•	Significant Job Creation: Casino will directly employ approximately 700 workers and create an additional 2,000 jobs across suppliers, contractors, and local businesses, generating over C$12 billion in wages and salaries over the mine life.
•	Substantial Government Revenues: Each year, Casino is forecast to generate C$175 million in tax revenue for the Government of Yukon and C$231 million for the Government of Canada.
•	Critical Minerals Production in Canada: Casino is positioned to become one of North America's largest producers of copper and molybdenum - both included on Canada's official list of critical minerals, with copper designated as one of six priority critical minerals essential for economic growth. Casino would rank as Canada's second-largest copper producer and the country's single largest molybdenum producer, increasing domestic production by 15% and 500%, respectively.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
President & CEO
Western Copper and Gold Corporation

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding Casino being advanced in an environmentally and socially responsible manner, with generational benefits for all Yukoners, the Company's commitment to ongoing collaboration with affected First Nations, local communities and the broader public, the Company's commitment to continuing its rigorous analysis and deepening its collaboration with all Yukoners as it advances through the regulatory process, Casino being positioned to play a pivotal role in improving the legacy of mining in the Yukon, enabling benefits that can serve the territory for decades, and becoming a pillar of economic growth and prosperity in the North, YESAB's processes, all of the economic impacts expected from Casino, including contribution to Canada's GDP, significant job creation and tax revenue, and Casino being positioned to become one of North America's largest producers of copper and molybdenum, ranking as Canada's second-largest copper producer and the country's single largest molybdenum producer, increasing domestic production by 15% and 500%, respectively.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.

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For further information: For more information, please contact: Cameron Magee, Director, Investor Relations & Corporate Development, Western Copper and Gold Corporation, 437-219-5576 or cmagee@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:30e 06-OCT-25